[TELEMIG CELULAR LOGO] [GRAPHIC OMITTED]



                       TELEMIG CELULAR PARTICIPACOES S.A.
                         CNPJ/MF No. 02.558.118/0001-65
                                 Listed Company

                              TELEMIG CELULAR S.A.
                         CNPJ/MF No. 02.320.739/0001-06
                                 Listed Company


                     N O T I C E  T O  S H A R E H O L D E R S

In compliance with paragraph 4, article 157, of Law No. 6404/76, and Instruction No. 358/02, issued by the Brazilian Exchange Commission (Comissao de Valores Mobiliarios - CVM), the Management of Telemig Celular Participacoes S.A. and of its subsidiary company, Telemig Celular S.A. ("Telemig Celular"), inform the public the following:

     1. The auction process for the acquisition of the authorization for exploitation of the Personal Mobile Service (SMP) in the "E" frequency band, in the municipalities of Sector 3 of Region I of the General Concession Plan (Plano Geral de Outorga - PGO), knows as the Triangulo Mineiro region, was concluded by the National Telecommunications Agency (Agencia Nacional de Telecomunicacoes - ANATEL).

     2. Telemig Celular has signed the Term of Authorization of the "E" frequency band of the Personal Mobile Service (SMP), in the referred area, on April 28, 2005.

     3. The value offered by Telemig Celular was nine million, seven hundred and twenty five thousand reais (R$ 9,725,000.00), representing a premium of 80.5% in relation to the original referred price of five million, three hundred and eighty-six thousand, five hundred and forty-one reais (R$ 5,386,541.00).

     4. The Triangulo Mineiro region has a population of approximately 1.8 million inhabitants and a personal mobile service penetration rate estimated at 34.5%.


                            Brasilia, April 29, 2005.


                           Ricardo Del Guerra Perpetuo
             Chief Financial Officer and Head of Investor Relations
                     for Telemig Celular Participacoes S.A.
                            and Telemig Celular S.A.